UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

            (Mark One)
☑  Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
For the fiscal year ended December 31, 2018
OR
☐  Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from ___to ___

Commission file number 001-00035

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

GE RETIREMENT SAVINGS PLAN

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
41 Farnsworth Street
Boston, MA

GE RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule
December 31, 2018 and 2017
(With Report of Independent Registered Public Accounting Firm Thereon)

GE RETIREMENT SAVINGS PLAN
December 31, 2018 and 2017
Table of Contents

Page Number(s)

Report of Independent Registered Public Accounting Firm	3

Financial Statements:
Statements of Net Assets Available for Plan Benefits as of December 31, 2018 and 2017	4

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2018 and 2017	5

Notes to Financial Statements	6 - 17

Supplemental Schedule: (i)
Schedule H, Line 4i- Schedule of Assets (Held at End of Year) as of December 31, 2018	18 - 23

(i) Schedules required by Form 5500 that are not applicable have not been included.

Report of Independent Registered Public Accounting Firm

To the Plan Participants and General Electric Company, as Administrator
GE Retirement Savings Plan:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for plan benefits of the GE Retirement Savings Plan (the Plan) as of December 31, 2018 and 2017, the related statements of changes in net assets available for plan benefits for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP
KPMG LLP

We have served as the Plan's auditor since 1959.
Albany, New York
June 21, 2019

GE RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2018 and 2017
(in thousands)

	2018	2017
Assets:

Investments at fair value (notes 4 and 5)	$22,896,202	$27,760,962
Notes receivable from participants	351,216	390,087
Employer contribution receivable (note 1)	90,652	4,034
Accrued dividends and interest	7,456	37,015
Other assets	4,698	26,724
Total assets	23,350,224	28,218,822

Liabilities:

Other liabilities	37,606	21,625
Total liabilities	37,606	21,625

Net assets available for plan benefits	$23,312,618	$28,197,197

See accompanying notes to financial statements.

GE RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2018 and 2017
(in thousands)

	2018	2017
Additions (reductions) to net assets attributed to:
Investment income:
Net depreciation in fair value of investments	$(4,437,589)	$(2,275,817)
Interest and dividend income:
Common stock	99,753	264,384
Registered investment companies	551,173	755,977
Other investments	43,953	26,269
	(3,742,710)	(1,229,187)

Interest on notes receivable from participants	15,362	16,523

Contributions:
Employee	908,688	1,010,309
Employer	410,310	463,904
	1,318,998	1,474,213

Total additions (reductions)	(2,408,350)	261,549

Deductions from net assets attributed to:
Participant withdrawals	3,218,342	3,179,909

Net decrease before asset transfers	(5,626,692)	(2,918,360)

Transfers from other qualified plans (note 3)	742,113	1,547,275

Net decrease after asset transfers	(4,884,579)	(1,371,085)

Net assets available for plan benefits at:
Beginning of year	28,197,197	29,568,282
End of year	$23,312,618	$28,197,197

See accompanying notes to financial statements.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2018 and 2017

(1)	Description of the Plan
The GE Retirement Savings Plan (the “Plan”) is a defined contribution plan sponsored by General Electric Company (the “Company”).
The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The assets of the Plan are held in and invested through the GE Retirement Savings Trust (the “Trust”).
Fidelity Investments® is the Plan’s recordkeeper. The Plan Trustees have appointed Fidelity Management Trust Company (“FMTC”) as the directed Trustee of the Trust.
State Street Global Advisors Funds Management, Inc. (“SSGA FM”), an affiliate of State Street Corporation (“SSC”) is the investment advisor to three of the Plan’s investment options. State Street Global Advisors Trust Company (“SSGA TC”, and together with SSGA FM, "SSGA"), also affiliated with SSC, is the investment advisor to two of the Plan’s investment options.
Effective November 1, 2018, the State Street Institutional International Equity Fund was replaced with the Mercer GE International Equity Fund, managed by Mercer Trust Company.
BlackRock Institutional Trust Company, N.A. (“BlackRock”) is the investment advisor to six of the Plan’s investment options, which include passively managed funds in equity and fixed income classes (collectively referred to herein as the “Index Funds”). Effective May 1, 2018, BlackRock replaced AllianceBernstein, L.P. as the manager to the Plan’s suite of ten Target Retirement Date Funds.
State Street Bank and Trust Company is the custodian of all Plan assets except for the GE Stock Fund and the Index Funds. FMTC is the custodian of the GE Stock Fund. BlackRock is the custodian of the Index Funds holdings.
The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in the GE Retirement Savings Plan document (the “Plan Document”). Additional Plan information including benefits, investment options, vesting provisions and effects of plan termination is included in Plan handbooks and other material distributed to participants.
Employee Contributions and Investment Options
Eligible employees of the Company and participating affiliates may participate in the Plan by investing up to 30% of their eligible earnings in one or more of the following investment options:

(a)
General Electric Common Stock Fund (the “GE Stock Fund”) – The GE Stock Fund invests at least 98% of its assets in GE common stock, with the remainder held in cash or cash equivalents to provide for the GE Stock Fund’s estimated liquidity needs.

(b)
GE RSP Income Fund (the “Income Fund”) – The Income Fund managed by SSGA FM seeks a high interest rate of return over a long-term period consistent with the preservation of capital by investing at least 80% of its net assets in debt securities.

(c)
GE RSP U.S. Equity Fund (the “U.S. Equity Fund”) – The U.S. Equity Fund managed by SSGA FM seeks long-term growth of capital and income by primarily investing in equity securities of U.S. companies, such as common and preferred stocks.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2018 and 2017

(d)
State Street Institutional International Equity Fund (the “SSGA International Fund”) – The SSGA International Fund managed by SSGA FM sought long-term growth of capital by investing at least 80% of its net assets in equity securities, such as common and preferred stocks. The SSGA International Fund invested primarily in companies in both developed and emerging market countries outside the United States. The SSGA International Fund was liquidated and eliminated as an investment option effective November 1, 2018. Proceeds were invested in the Mercer GE International Equity Fund.

(e)
State Street Institutional Small-Cap Equity Fund (the “Small-Cap Fund”) – The Small-Cap Fund managed by SSGA FM seeks long-term growth of capital by investing at least 80% of its net assets in equity securities of smaller companies, such as common and preferred stocks.

(f)
Non-U.S. Equity Index Fund – A collective investment trust maintained and managed by BlackRock that seeks investment results that correspond generally to the investment performance of the Morgan Stanley Capital International All Country World Index (“MSCI ACWI”) ex-U.S. Net Dividend Return Index by investing in a portfolio of international equity securities to approximate, as closely as practicable, the capitalization weighted total rates of return of the markets in certain countries for publicly traded equity securities. Effective May 1, 2018, the Non-U.S. Equity Index Fund seeks investment results that correspond generally to the investment performance of the MSCI ACWI ex-U.S. IMI Net Dividend Return Index by investing in a portfolio of large-capitalization, mid-capitalization and small-capitalization companies located in international developed and emerging markets.

(g)
U.S. Aggregate Bond Index Fund – A collective investment trust maintained and managed by BlackRock that seeks investment results that correspond generally to the investment performance of the Bloomberg Barclays U.S. Aggregate Bond Index by investing in a representative sample of securities that collectively has an investment profile similar to the index.

(h)
U.S. Large-Cap Equity Index Fund – A collective investment trust maintained and managed by BlackRock that seeks investment results that correspond generally to the investment performance of the S&P 500 Index by investing in large companies within the United States.

(i)
U.S. Mid-Cap Equity Index Fund – A collective investment trust maintained and managed by BlackRock that seeks investment results that correspond generally to the investment performance of the S&P Mid-Cap 400 Index by investing in medium-sized companies within the United States.

(j)
U.S. Small-Cap Equity Index Fund – A collective investment trust maintained and managed by BlackRock that seeks investment results that correspond generally to the investment performance of the Russell 2000 Index by investing in smaller companies within the United States.

(k)
U.S. Treasury Inflation-Protected Securities Index Fund (the “U.S. TIPS Index Fund”) – A collective investment trust maintained and managed by BlackRock that seeks investment results that correspond generally to the investment performance of the Bloomberg Barclays U.S. Treasury Inflation-Protected Securities Index by investing in substantially all of the securities that make up the index.

(l)
GE RSP Short-Term Interest Fund (the “ST Interest Fund”) – The ST Interest Fund managed by SSGA TC seeks to preserve principal and achieve a market-related interest rate of return by investing primarily in a variety of investment-grade debt securities, such as U.S. government securities, asset-backed securities, corporate bonds and money market instruments.

(m)
GE RSP Government Money Market Fund (the “Money Market Fund”) – The Money Market Fund managed by SSGA TC seeks a high level of current income consistent with the preservation of capital and maintenance of liquidity by investing at least 99.5% of its net assets in short-term U.S. government securities, cash and/or repurchase agreements that are collateralized by cash or U.S. government securities.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2018 and 2017

(n)
Target Retirement Date Funds (the “TRD Funds”) – The TRD Funds are daily valued separate accounts managed by BlackRock. The investment objective of each TRD Fund is to seek the highest total return (total return includes capital appreciation and income) over time consistent with an appropriate degree of risk, and a specified allocation among various types of assets. To achieve its investment objective, each TRD Fund invests in a combination of underlying investment funds representing a variety of asset classes (the “Underlying Funds”). A TRD Fund’s asset allocation changes over time and is expected to gradually shift from a combination of Underlying Funds that emphasizes investment in stocks to a combination of Underlying Funds and invests in bonds, stocks, and short-term investments. As of May 2018, the “landing point” at which the target asset allocation is expected to become static became the target retirement date (rather than 15 years after that date). For this reason, the 2005 Target Retirement Date Fund, 2010 Target Retirement Date Fund and the 2015 Target Retirement Date Fund were consolidated into the Target Retirement Income Fund. The suite of Target Retirement Date Funds includes the following:

Target Retirement Income Fund	2040 Target Retirement Date Fund
2020 Target Retirement Date Fund	2045 Target Retirement Date Fund
2025 Target Retirement Date Fund	2050 Target Retirement Date Fund
2030 Target Retirement Date Fund	2055 Target Retirement Date Fund
2035 Target Retirement Date Fund	2060 Target Retirement Date Fund

(o)
Mercer GE International Equity Fund - A collective investment trust managed by Mercer Trust Company seeks long-term growth of capital by investing at least 85% of its net assets in equity securities, such as common and preferred stocks. The Mercer GE International Equity Fund invests primarily in companies in both developed and emerging market countries outside of the United States.

The GE Stock Fund, Income Fund, U.S. Equity Fund, SSGA International Fund, Small-Cap Fund, Index Funds, ST Interest Fund, Money Market Fund, TRD Funds and Mercer GE International Equity Fund are collectively referred to herein as the “Funds”.
The Income Fund, U.S. Equity Fund, SSGA International Fund and Small-Cap Fund are registered investment companies subject to specific disclosure and other requirements. The following Plan information is available to participants and eligible employees upon request or may be obtained online at the Plan’s website: audited financial statements and prospectuses or other disclosure documents of the registered investment companies; fund profiles for the GE Stock Fund, ST Interest Fund, Money Market Fund, Index Funds, Mercer GE International Equity Fund and TRD Funds; and the GE Retirement Savings Plan Supplemental Information document containing certain information regarding all Funds. Certain of the above documents comprising this Plan information are also affirmatively provided to participants and eligible employees in compliance with the requirements of the Department of Labor.
The Plan permits participants to invest compensation on which income taxes have and have not been paid (“after-tax” and “pre-tax”, respectively). The United States Internal Revenue Code (“IRC”) limits the amount of pre-tax contributions that can be made each year. The limit for participants under age 50 was generally $18,500 and $18,000 in 2018 and 2017, respectively. For participants who were at least age 50 during the year, the limit was generally $24,500 and $24,000 in 2018 and 2017, respectively. The Plan also permits participants to make Roth contributions, which are combined with pre-tax contributions for purposes of these limits.
Participants may switch their investment balances (including rebalancing) up to 12 times each quarter. Restrictions on such switches include certain restrictions on a participant’s ability to engage in frequent trading in response to Securities and Exchange Commission requirements governing mutual funds.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2018 and 2017

Employer Contributions
The Plan generally provides for employer matching contributions of 50% of employees’ contributions of up to 7% of their earnings, that is, a 3.5% maximum matching contribution. For certain eligible employees, whose first day of work was on or after January 1, 2005, such matching contributions are generally 50% of employees’ contributions of up to 8% of earnings, that is, a 4% maximum matching contribution.
The employer contribution includes both cash and noncash amounts. The total noncash employer contributions, which were made in the form of GE common stock, were $46.7 million and $71.4 million for the years ended December 31, 2018 and 2017, respectively.
Certain eligible employees on salaried benefits (whose first day of work is on or after January 1, 2011) and certain eligible employees on production benefits (whose first day of work is on or after January 1, 2012) also receive a Company Retirement Contribution generally equal to 3% of their earnings, irrespective of any employee contributions.  Effective January 1, 2018, the Plan was amended to credit the Company Retirement Contribution annually (generally in the following January) instead of each pay period for the employees on salaried benefits. Those employees on production benefits may also be eligible for an Additional Company Retirement Contribution (“ACRC”) equal to $600 per year credited in the following January.  For the 2018 plan year, the Company paid Company Retirement Contributions of $86.1 million and ACRCs of $4.6 million in January 2019. These Company Retirement Contributions were credited to participants' accounts on January 4, 2019 and these ACRCs were credited to participants' accounts on January 18 or January 25, 2019. For the 2017 plan year, the Company paid ACRCs of $4.0 million in January 2018. These ACRCs were credited to participants' accounts on January 19 or January 26, 2018. Hereinafter, the Company Retirement Contribution and the ACRC shall be referred to collectively as “Company Retirement Contributions” (“CRCs”).  The CRCs are in addition to the employer matching contribution.  A participant who does not have a regular investment election on file will be electing to invest the CRCs in the TRD Fund consistent with the participant’s age.
Newly hired non-union employees who are eligible for CRCs and who have not made an affirmative election regarding the amount (if any) of their own savings are automatically enrolled as electing to contribute 8% of eligible pay as pre-tax contributions. This election entitles these employees to the maximum 4% matching contribution. A participant who does not have a regular investment election on file will be electing to invest these contributions in the TRD Fund consistent with the participant’s age. These elections can be changed at any time before or after the employee is automatically enrolled.
Newly hired union employees who are eligible for CRCs and who have not made an affirmative election regarding the amount (if any) of their own savings are automatically enrolled as electing to contribute 2% of eligible pay as pre-tax contributions. This election entitles these employees to a 1% matching contribution. A participant who does not have a regular investment election on file will be electing to invest these contributions in the TRD Fund consistent with the participant’s age. These elections can be changed at any time before or after the employee is automatically enrolled.
Rollovers from Other Qualifying Plans
Subject to Company approval, participants may elect to rollover amounts from other qualifying plans or arrangements in accordance with the IRC. For the years ended December 31, 2018 and 2017, rollovers from other qualifying plans or arrangements were $62.4 million and $75.3 million, respectively, and are included in employee contributions in the statements of changes in net assets available for plan benefits.
Withdrawals
Subject to certain limitations prescribed by the Plan and the IRC, terminated participants may elect retirement or other termination withdrawals in either lump sum or partial payments. Employed participants may make regular withdrawals and certain hardship withdrawals from their participant accounts (except with respect to amounts attributable to any

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2018 and 2017

CRCs). Effective July 1, 2017, the Plan was amended to eliminate restrictions on the number and dollar amount of partial termination withdrawals and regular withdrawals, and to allow for age 59 ½ and disability withdrawal options.
Notes Receivable from Participants
The Plan permits participants, under certain circumstances, to borrow a minimum of $500 from their participant accounts (except with respect to amounts attributable to any CRCs or any non-vested matching contributions, which are not available for loans). Subject to certain IRC and Plan limits, a participant may not borrow more than the lesser of 50% of that participant’s available account value, as defined in the Plan Document, or $50,000, adjusted for prior loans. The term of any loan is up to 4.5 years unless the loan is used to acquire a principal residence for which a term of up to 15 years may be permissible. The interest rate applicable to participant loans is based on the monthly average of the composite yield on corporate bonds, published by Moody’s Investors Service. The interest rates for new loans are fixed for the term of the loan.
Loans are repaid with interest in equal payments over the term of the loan by payroll deductions, personal check, or other such methods as may be required. Participants may repay the entire principal amount with written notice and without penalty. Partial prepayments in amounts not less than the regular repayment amount are permissible without penalty and without re-amortization of the remaining principal amount. A participant may have no more than two outstanding loans from the Plan at any time (subject to limited exceptions resulting from a plan merger).
In the event of a loan default, the amount of the outstanding balance will be reported to the Internal Revenue Service in the year of the default as ordinary income.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and CRCs (as applicable) and allocation of (a) employer matching contributions and (b) investment results. The benefit to which a participant is entitled is the value of the participant’s vested account.
Vesting

Participants are fully vested in their employee contributions, employer matching contributions and related investment results. Participants receiving CRCs and related earnings generally become vested in those amounts once the participant completes three years of service. Effective January 1, 2018, the Plan was amended to apply this same three year vesting requirement to employer matching contributions for new employees on salaried benefits.
Effective July 1, 2018, the Plan was amended to provide earlier vesting for certain participants who terminate employment due to layoff in connection with the Company’s reorganization.
Forfeitures
During 2018 and 2017, forfeitures of approximately $16.4 million and $15.4 million, respectively, were used to reduce employer contributions in accordance with the terms of the Plan.
Plan Termination and Amendment
Although the Company has not expressed any intent to do so, it has the right under the Plan, to the extent permitted by law, to discontinue its contributions and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated, each participant’s interest will be payable in full according to the Plan provisions. The Company also has the right under the Plan, to the extent permitted by law, to amend or replace the Plan for any reason.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2018 and 2017

Administrative and Investment Advisory Costs
Administrative costs of the Plan and investment advisory costs for the GE Stock Fund, ST Interest Fund and Money Market Fund are generally borne by the Company. For the registered investment companies, the Index Funds, Mercer GE International Equity Fund, and TRD Funds, investment advisors receive a management fee for providing investment advisory services. These management fees are reflected in interest and dividend income for the registered investment companies and in net appreciation (depreciation) in fair value of investments for the Index Funds, Mercer GE International Equity Fund and TRD Funds on the statements of changes in net assets available for plan benefits.
(2)    Summary of Significant Accounting Policies

(a)	Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Investments
Plan investments are reported at fair value. See notes 4 and 5 for additional information.
Investment transactions are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is earned from settlement date and recognized on the accrual basis. The net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses on the sales of investments and the net unrealized appreciation (depreciation) of investments.
All portfolio securities of the Money Market Fund and any short-term money market instruments held by the ST Interest Fund with remaining maturities of sixty days or less at the time of purchase are valued on the basis of amortized cost, which approximates fair value.
More detailed information regarding these financial instruments, as well as the strategies and policies for their use, is contained in the documents described above under “Employee Contributions and Investment Options” in note 1.

(c)	Fair Value Measurements
For financial assets and liabilities, fair value is the price the Plan would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets and liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.
Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:
Level 1 - Quoted prices for identical investments in active markets.
Level 2 - Quoted prices for similar investments in active markets; quoted prices for identical or similar investments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.
Level 3 - Significant inputs to the valuation model are unobservable.
The Company maintains policies and procedures to value investments using the best and most relevant data available. In addition, the Company retains independent pricing vendors to assist in valuing certain investments.
The following section describes the valuation methodologies used to measure investments at fair value.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2018 and 2017

When available, quoted market prices are used to determine the fair value of investment securities, and they are included in Level 1. Level 1 securities include common stock, registered investment companies and certain short-term money market instruments.
When quoted market prices are unobservable, pricing information is obtained from an independent pricing vendor. The pricing vendor uses various pricing models for each asset class that are consistent with what other market participants would use. The inputs and assumptions to the model of the pricing vendor are derived from market observable sources including: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, benchmark securities, bids, offers, and other market-related data. Since many fixed income securities do not trade on a daily basis, the methodology of the pricing vendor uses available information as applicable such as benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing. The pricing vendor considers available market observable inputs in determining the evaluation for a security. Thus, certain securities may not be priced using quoted prices, but rather determined from market observable information. These investments are included in Level 2 and primarily comprise securities in the ST Interest Fund.
The Money Market Fund securities are typically valued on the basis of amortized cost which approximates fair value and these are included in Level 2. If it is determined that amortized cost does not approximate fair value, securities may be valued based on dealer supplied valuations or quotations. In these infrequent circumstances, the pricing service may provide the Plan with valuations that are based on significant unobservable inputs, and in those circumstances, the investment securities are classified in Level 3.
Plan securities that are valued using techniques other than market quotations, particularly securities that are “fair valued,” are subject to valuation risk. The inputs or methodology used for valuing securities are not an indication of the risk associated with investing in those securities.
Annually, the Company conducts a review of the Plan’s primary pricing vendor to validate that the inputs used in that vendor’s pricing process are deemed to be market observable as defined in the standard. While the Company is not provided access to proprietary models of the vendor, the Company’s review has included on-site walkthroughs of pricing processes, methodologies and control procedures for each asset class for which prices were provided. The Company’s review also includes an examination of the underlying inputs and assumptions for a sample of individual securities across asset classes, credit rating levels and various durations. The Company believes that the prices received from the pricing vendor are representative of prices that would be received to sell the assets at the measurement date (exit price).
The Plan may use non-binding broker quotes as its primary basis for valuation when there is limited, or no, relevant market activity for a specific instrument or for other instruments that share similar characteristics. The Company has not adjusted the prices obtained from the brokers. Investment securities priced using non-binding broker quotes, if any, are included in Level 3. As is the case with the primary pricing vendor, third-party brokers do not provide access to their proprietary valuation models, inputs and assumptions.
Investments in collective funds held by the Plan, are generally valued using the net asset value (“NAV”) per share as a practical expedient for fair value provided certain criteria are met. The NAVs are determined based on the fair values of the underlying investments of the funds. Investments that are measured at fair value using the NAV as a practical expedient are not classified in the fair value hierarchy.
(d)    Notes Receivable from Participants
Loans to participants are recorded at the outstanding principal balance plus accrued interest.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2018 and 2017

(e)	Participant Withdrawals
Participant withdrawals are recorded when paid. Included in participant withdrawals are GE common stock cash dividends paid to participants of approximately $10.8 million and $30.0 million during 2018 and 2017, respectively.

(f)	Management Estimates and Assumptions
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
(3)    Asset Transfers
The following assets were transferred into the Plan.

2018
(in thousands)

Alstom, Inc. 401(k) Plan	$740,468
Wise.io, Inc. 401(k) Plan	595
Archeion Holdings, LLC. 401(k) Profit Sharing Plan	382
Biosafe America, Inc. 401(k) Plan	376
Concept Laser, Inc. 401(k) Plan	292
$742,113

2017
(in thousands)

GE Asset Management Plan for Affiliated GE Companies	$1,190,404
GE Asset Maintenance Plan	332,400
Meridium, Inc. Employees’ Profit Sharing and 401(k) Plan	22,151
TriNet 401(k) Plan associated with Critical Technologies, Inc.	1,173
TriNet 401(k) Plan associated with ShipXpress, Inc.	1,058
TriNet 401(k) Plan associated with Bit Stew Systems (US) Inc.	89
$1,547,275
The Plan was amended to reflect the mergers and to preserve certain provisions with respect to the account balances transferred to the Plan.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2018 and 2017

(4)    Investments
A summary of the fair value of the Plan's investments at December 31, 2018 and 2017 follows.

	2018	2017
	(in thousands)
Common Stock:
GE Common Stock	$1,987,811	$4,900,068

Registered Investment Companies:
GE RSP Income Fund	1,500,093	1,777,820
GE RSP U.S. Equity Fund	3,303,295	3,850,832
State Street Institutional International Equity Fund	—	1,163,552
State Street Institutional Small-Cap Equity Fund	1,058,656	1,328,184
Total Registered Investment Companies	5,862,044	8,120,388

Collective Funds:(a)
Non-U.S. Equity Index Fund	1,920,777	2,037,953
U.S. Aggregate Bond Index Fund	1,824,321	1,468,424
U.S. Large-Cap Equity Index Fund	2,802,561	5,630,701
U.S. Mid-Cap Equity Index Fund	1,051,900	1,617,893
U.S. Small-Cap Equity Index Fund	870,273	1,155,818
U.S. Treasury Inflation-Protected Securities Index Fund	418,478	554,003
Commodity Index Daily Fund	205,949	—
BlackRock Developed Real Estate Index Non-Lendable Fund	492,382	—
Russell 1000 Index Non-Lendable Fund	2,302,186	—
Mercer GE International Equity Fund	850,280	—
Total Collective Funds	12,739,107	12,464,792

Other Investments:(a)
Interest Bearing Cash	18,644	—
Short-Term Money Market Instruments	598,060	227,100
U.S. Treasury and U.S. Government Agency Debt Obligations	1,328,749	1,680,110
Commercial Mortgage-Backed, Corporate Notes and Asset-Backed Securities	361,787	368,504
Total Other Investments	2,307,240	2,275,714

Total investments at fair value	$22,896,202	$27,760,962

(a) The Target Retirement Date Funds are separate accounts that invest in a combination of the Index Funds as well as the Commodity Index Daily Fund, BlackRock Developed Real Estate Index Non-Lendable Fund and the Russell 1000 Index Non-Lendable Fund (which are not otherwise offered as direct investment options in the Plan), representing a variety of asset classes. See note 1(n).

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2018 and 2017

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and the statements of net assets available for plan benefits. The Plan offers alternatives that may mitigate participant risks, including the opportunity to diversify investments across multiple participant-directed fund elections including active and passively managed funds covering multiple asset classes. Additionally, the investments within each participant-directed fund election are further diversified into various financial instruments, with the exception of the GE Stock Fund, which primarily invests in securities of a single issuer.
Investments other than the GE Stock Fund and Money Market Fund may use various financial instruments such as options and futures, commonly referred to as derivatives, as a substitute for taking a long or a short position in an underlying asset, to increase returns, or as part of a hedging strategy.

(5)	Fair Value Measurements
The Plan's investments measured at fair value on a recurring basis at December 31, 2018 follow.

	Level 1	Level 2	Level 3	Total
Investments	(in thousands)
Common Stock	$1,987,811	$—	$—	$1,987,811
Registered Investment Companies	5,862,044	—	—	5,862,044
Other Investments:
Interest Bearing Cash	18,644	—	—	18,644
Short-Term Money Market Instruments	—	598,060	—	598,060
U.S. Treasury and U.S. Government Agency Debt Obligations	—	1,328,749	—	1,328,749
Commercial Mortgage-Backed, Corporate Notes and
Asset-Backed Securities	—	361,787	—	361,787
Total Other Investments	18,644	2,288,596	—	2,307,240
	$7,868,499	$2,288,596	$—	10,157,095
Investments measured at net asset value (a)
Collective Funds				12,739,107
Total investments at fair value				$22,896,202

The Plan’s investments measured at fair value on a recurring basis at December 31, 2017 follow.

	Level 1	Level 2	Level 3	Total
Investments	(in thousands)
Common Stock	$4,900,068	$—	$—	$4,900,068
Registered Investment Companies	8,120,388	—	—	8,120,388
Other Investments:
Short-Term Money Market Instruments	3,070	224,030	—	227,100
U.S. Treasury and U.S. Government Agency Debt Obligations	—	1,680,110	—	1,680,110
Commercial Mortgage-Backed, Corporate Notes and
Asset-Backed Securities	—	368,504	—	368,504
Total Other Investments	3,070	2,272,644	—	2,275,714
	$13,023,526	$2,272,644	$—	15,296,170
Investments measured at net asset value (a)
Collective Funds				12,464,792
Total investments at fair value				$27,760,962

(a) Certain investments that are measured at fair value using the net asset value per share (or its equivalent) as a practical expedient are not classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for plan benefits.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2018 and 2017

Transfers into and out of levels are considered to occur at the beginning of the period. There were no transfers between level 1 and level 2 during the years ended December 31, 2018 and 2017.
(6)    Related Party Transactions (Parties-in-Interest)

The Plan’s recordkeeper, trustee, investment advisors and custodians described in note 1, as well as the Company and Plan participants, are each a “party in interest” to the Plan as defined by ERISA. Parties in interest to the Plan are noted in the Schedule H, Line 4i - Schedule of Assets. Any fees paid by the Plan with respect to those or other transactions are described in the GE Retirement Savings Plan Supplemental Information document. KPMG LLP, the auditor of the Plan’s financial statements, is also a party in interest.
(7)    Tax Status

The Internal Revenue Service has notified the Company by a letter dated April 24, 2014, that the Plan is qualified under the appropriate sections of the IRC and that the related trust is tax-exempt.  Although the Plan has been amended and restated since receiving the determination letter, the Plan administrator and the Plan’s counsel believe that the Plan’s current design and operations comply in all material respects with the applicable requirements of the IRC, and that the letter remains valid.
The portion of a participant’s compensation contributed to the Plan as a pre-tax contribution, the Company’s matching contribution, and CRCs are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment results may be included in the participant’s gross taxable income for the year in which such amounts are withdrawn from the Plan.
U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) of the Plan if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. For the years ended December 31, 2018 and 2017, the Plan has not recognized a tax liability (or asset) related to uncertain tax positions.
The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress. The Company believes the Plan is no longer subject to income tax examinations for years prior to 2015.
(8)    Subsequent Events

Subsequent events after the statement of net assets available for plan benefits date through June 21, 2019, the date that the financial statements were issued, have been evaluated in the preparation of these financial statements.
Due to the spin-off of GE Transportation and its subsequent merger with Westinghouse Air Brake Technologies Corporation (“Wabtec”), participants in the RSP invested in the GE Stock Fund as of February 25, 2019 received Units of a new Wabtec Stock Fund. The Wabtec Stock Fund is managed by an independent fiduciary, Newport Trust Company (“Newport”). The terms of the Plan require that the Wabtec Stock Fund be liquidated as soon as practicable following the one-year anniversary of its establishment. Upon liquidation, the Wabtec Stock Fund will be eliminated and the proceeds are expected to be invested in the applicable TRD Fund consistent with the participant's age.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2018 and 2017

(9)	Reconciliation of Financial Statements to Form 5500
Notes receivable from participants are classified as investments per Form 5500 instructions. In addition, any deemed distributions are not considered to be plan assets per Form 5500 and are excluded from notes receivable from participants. However, these distributions remain a plan asset for purposes of these financial statements until a distributable event occurs and they are offset against plan assets.
A reconciliation of investments per the financial statements to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2018	2017
	(in thousands)

Total investments per financial statements	$22,896,202	$27,760,962

Total notes receivable per financial statements	351,216	390,087
Deemed distributions	(10,083)	(10,777)
Total notes receivable per Form 5500	341,133	379,310

Total investments per Form 5500	$23,237,335	$28,140,272

A reconciliation of total deductions from net assets per the financial statements to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2018	2017
	(in thousands)

Total deductions from net assets per financial statements	$3,218,342	$3,179,909
Deemed distributions offset against plan assets	(4,649)	(6,355)
New deemed distributions	3,955	4,795
Total expenses per Form 5500	$3,217,648	$3,178,349

A reconciliation of amounts per the financial statements to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2018	2017
	(in thousands)

Net assets available for plan benefits per the financial statements	$23,312,618	$28,197,197
Deemed distributions	(10,083)	(10,777)
Net assets available for plan benefits per the Form 5500	$23,302,535	$28,186,420

Total net decrease after asset transfers per the financial statements	$(4,884,579)	$(1,371,085)
Changes in deemed distributions	694	1,560
Total net loss per the Form 5500	$(4,883,885)	$(1,369,525)

GE RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2018

Description		Shares	Fair Value*
Corporate Stocks - Common
GE Common Stock		262,590,586	$1,987,810,732	(g)

Registered Investment Companies
GE RSP Income Fund		134,779,268	1,500,093,251	(b),(g)
GE RSP U.S. Equity Fund		71,732,776	3,303,294,525	(b),(g)
State Street Institutional Small-Cap Equity Fund		72,560,380	1,058,655,943	(b),(g)
Total Registered Investment Companies			5,862,043,719

Collective Funds
Non-U.S. Equity Index Fund			1,920,776,554
U.S. Aggregate Bond Index Fund			1,824,321,014
U.S. Large-Cap Equity Index Fund			2,802,560,879
U.S. Mid-Cap Equity Index Fund			1,051,900,241
U.S. Small-Cap Equity Index Fund			870,272,502
U.S. Treasury Inflation-Protected Securities Index Fund			418,478,246
Commodity Index Daily Fund			205,949,339
BlackRock Developed Real Estate Index Non-Lendable Fund			492,382,079
Russell 1000 Index Non-Lendable Fund			2,302,186,217
Mercer GE International Equity Fund			850,280,263
Total Collective Funds			12,739,107,334

Other Investments
	Rate of Interest	Maturity	Fair Value*
Short-Term Money Market Instruments
BNP Paribas S.A.	2.950%	1/2/2019	$259,000,000
Citigroup Global Markets, Inc.	2.950	1/2/2019	106,000,000
TD Securities USA LLC	2.960	1/2/2019	230,000,000
Merrill Lynch, Pierce, Fenner & Smith, Inc.	2.950	1/2/2019	3,060,000
Total Short-Term Money Market Instruments			598,060,000

Interest Bearing Cash
State Street Bank	0.500	—	18,630,444	(g)
Goldman Sachs	2.520	—	13,684
Total Interest Bearing Cash			18,644,128

U.S. Treasury and U.S. Government Agency Debt Obligations
Fannie Mae Discount Notes	2.238	1/2/2019	7,799,524	(c)
Fannie Mae Discount Notes	2.284	1/9/2019	4,997,511	(c)
Fannie Mae Discount Notes	2.430	2/27/2019	14,943,404	(c)
Federal Farm Credit Banks	2.345	1/15/2019	3,100,000	(d)
Federal Farm Credit Banks	2.479	6/24/2019	29,465,462	(d)
Federal Farm Credit Banks	2.310	7/18/2019	3,999,776	(d)
Federal Farm Credit Banks	2.416	7/25/2019	8,000,000	(d)
Federal Home Loan Bank Discount Notes	2.264	1/2/2019	19,998,767	(c)
Federal Home Loan Bank Discount Notes	2.264	1/3/2019	7,499,075	(c)
Federal Home Loan Bank Discount Notes	2.287	1/9/2019	12,493,769	(c)
Federal Home Loan Bank Discount Notes	2.294	1/11/2019	7,495,313	(c)
Federal Home Loan Bank Discount Notes	2.296	1/15/2019	7,793,175	(c)
Federal Home Loan Bank Discount Notes	2.297	1/17/2019	7,292,700	(c)
Federal Home Loan Bank Discount Notes	2.298	1/17/2019	3,096,900	(c)
Federal Home Loan Bank Discount Notes	2.386	1/23/2019	29,957,008	(c)
Federal Home Loan Bank Discount Notes	2.249	1/24/2019	11,234,188	(c)
Federal Home Loan Bank Discount Notes	2.353	2/11/2019	7,779,568	(c)
Federal Home Loan Bank Discount Notes	2.342	2/12/2019	7,779,161	(c)
Federal Home Loan Bank Discount Notes	2.341	2/13/2019	7,728,802	(c)
Federal Home Loan Bank Discount Notes	2.414	2/13/2019	46,268,816	(c)
Federal Home Loan Bank Discount Notes	2.353	2/19/2019	7,775,582	(c)
Federal Home Loan Bank Discount Notes	2.422	2/20/2019	15,947,244	(c)
Federal Home Loan Bank Discount Notes	2.433	2/27/2019	29,886,712	(c)
Federal Home Loan Bank Discount Notes	2.451	3/15/2019	24,878,181	(c)
Federal Home Loan Bank Discount Notes	2.448	3/20/2019	19,896,000	(c)
Federal Home Loan Bank Discount Notes	2.474	3/29/2019	24,853,490	(c)
Federal Home Loan Banks	2.078	1/4/2019	15,100,000	(d)

See accompanying notes to schedule of assets on page 23.
- 18 -         (continued)

GE RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2018

Other Investments, continued
Description	Rate of Interest	Maturity	Fair Value*
U.S. Treasury and U.S. Government Agency Debt Obligations
Federal Home Loan Banks	2.459%	1/24/2019	$9,500,518	(d)
Federal Home Loan Banks	2.379	1/24/2019	5,000,000	(d)
Federal Home Loan Banks	2.380	2/1/2019	34,999,771	(d)
Federal Home Loan Banks	2.338	2/7/2019	25,000,657	(d)
Federal Home Loan Banks	2.381	2/25/2019	15,000,000	(d)
Federal Home Loan Banks	2.395	3/1/2019	9,400,000	(d)
Federal Home Loan Banks	2.390	3/20/2019	25,498,799	(d)
Federal Home Loan Banks	2.411	3/25/2019	7,100,000	(d)
Federal Home Loan Banks	2.088	4/10/2019	19,800,000	(d)
Federal Home Loan Banks	2.419	6/24/2019	7,100,000	(d)
Federal Home Loan Banks	2.330	7/16/2019	10,250,000	(d)
Federal Home Loan Mortgage Corp.	2.068	1/9/2019	18,100,000	(d)
Federal Home Loan Mortgage Corp.	2.355	3/18/2019	5,700,000	(d)
Federal Home Loan Mortgage Corp.	2.078	4/9/2019	20,100,000	(d)
Federal Home Loan Mortgage Corp.	2.490	6/19/2019	14,000,000	(d)
Federal Home Loan Mortgage Corp.	2.375	6/19/2019	14,500,000	(d)
Federal Home Loan Mortgage Corp.	7.500	1/1/2027	83,352
Federal Home Loan Mortgage Corp.	7.000	11/1/2031	17,968
Federal Home Loan Mortgage Corp.	7.000	4/1/2032	218,275
Federal Home Loan Mortgage Corp.	7.000	6/1/2032	29,195
Federal Home Loan Mortgage Corp. REMIC	3.405	12/15/2031	296,444	(d)
Federal National Mortgage Assoc.	2.540	1/30/2019	14,000,000	(d)
Federal National Mortgage Assoc.	2.387	3/8/2019	9,101,238	(d)
Federal National Mortgage Assoc.	2.500	4/30/2019	10,000,000	(d)
Federal National Mortgage Assoc.	7.500	11/1/2021	5,691
Federal National Mortgage Assoc.	7.500	1/1/2025	33,045
Federal National Mortgage Assoc.	7.000	3/1/2029	38,741
Federal National Mortgage Assoc.	7.500	10/1/2030	22,288
Federal National Mortgage Assoc.	7.500	2/1/2031	51,163
Federal National Mortgage Assoc.	7.000	6/1/2031	12,753
Federal National Mortgage Assoc.	7.000	10/1/2031	225,759
Federal National Mortgage Assoc.	8.000	3/1/2032	68,791
Federal National Mortgage Assoc.	8.000	5/1/2032	24,345
Federal National Mortgage Assoc.	7.500	6/1/2032	70,067
Federal National Mortgage Assoc.	4.637	12/1/2032	265,897	(d)
Federal National Mortgage Assoc.	7.000	4/1/2033	23,775
Federal National Mortgage Assoc.	7.500	4/1/2033	44,154
Federal National Mortgage Assoc.	3.663	5/1/2033	462,501	(d)
Federal National Mortgage Assoc.	4.190	6/1/2033	433,031	(d)
Federal National Mortgage Assoc.	4.290	6/1/2033	378,464	(d)
Federal National Mortgage Assoc.	4.515	6/1/2033	3,454	(d)
Federal National Mortgage Assoc.	4.290	6/1/2033	160,537	(d)
Federal National Mortgage Assoc.	5.465	6/1/2033	38,272	(d)
Federal National Mortgage Assoc.	4.289	7/1/2033	333,345	(d)
Federal National Mortgage Assoc.	4.375	7/1/2033	31,938	(d)
Federal National Mortgage Assoc.	7.000	11/1/2033	211,565
Federal National Mortgage Assoc.	7.500	11/1/2033	24,195
Federal National Mortgage Assoc.	8.000	11/1/2033	26,201
Federal National Mortgage Assoc.	7.000	3/1/2034	15,784
Federal National Mortgage Assoc.	7.500	3/1/2034	144,655
Federal National Mortgage Assoc.	7.500	5/1/2034	53,955
Federal National Mortgage Assoc.	7.000	6/1/2034	36,310
Federal National Mortgage Assoc.	7.000	1/1/2035	114,167
Federal National Mortgage Assoc.	7.000	5/1/2035	77,407
Federal National Mortgage Assoc.	7.000	5/1/2035	98,351
Federal National Mortgage Assoc.	7.000	1/1/2036	217,460
Federal National Mortgage Assoc.	2.883	6/1/2044	21,965,590	(d)
Federal National Mortgage Assoc. REMIC	4.500	2/25/2040	1,603,481
Freddie Mac Discount Notes	2.439	3/20/2019	18,901,612	(c)
Government National Mortgage Assoc.	7.000	11/15/2023	71,956
Government National Mortgage Assoc.	7.500	1/15/2031	140,720

See accompanying notes to schedule of assets on page 23.
- 19 -         (continued)

GE RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2018

Other Investments, continued
Description	Rate of Interest	Maturity	Fair Value*
U.S. Treasury and U.S. Government Agency Debt Obligations
Government National Mortgage Assoc.	7.500%	3/15/2031	$12,615
Government National Mortgage Assoc.	7.000	3/15/2031	69,835
Government National Mortgage Assoc.	7.500	5/15/2031	34,991
Government National Mortgage Assoc.	7.500	7/15/2031	40,647
Government National Mortgage Assoc.	7.500	9/15/2031	79,820
Government National Mortgage Assoc.	7.000	5/15/2032	83,843
Government National Mortgage Assoc.	7.000	11/15/2032	31,692
U.S. Treasury Bills	2.279	1/2/2019	11,999,253	(c)
U.S. Treasury Bills	2.217	1/3/2019	14,998,188	(c)
U.S. Treasury Bills	2.325	1/8/2019	39,982,228	(c)
U.S. Treasury Bills	2.246	1/10/2019	44,975,222	(c)
U.S. Treasury Bills	2.264	1/10/2019	29,983,350	(c)
U.S. Treasury Bills	2.340	1/15/2019	14,986,583	(c)
U.S. Treasury Bills	2.297	1/17/2019	19,780,178	(c)
U.S. Treasury Bills	2.315	1/17/2019	12,187,692	(c)
U.S. Treasury Bills	2.391	1/29/2019	10,979,894	(c)
U.S. Treasury Bills	2.351	1/31/2019	31,738,918	(c)
U.S. Treasury Bills	2.356	1/31/2019	3,193,840	(c)
U.S. Treasury Bills	2.366	2/7/2019	17,957,080	(c)
U.S. Treasury Bills	2.387	2/14/2019	19,942,800	(c)
U.S. Treasury Bills	2.392	2/21/2019	34,883,727	(c)
U.S. Treasury Bills	2.410	2/28/2019	14,942,906	(c)
U.S. Treasury Bills	2.412	3/7/2019	10,953,028	(c)
U.S. Treasury Bills	2.423	3/14/2019	19,905,000	(c)
U.S. Treasury Bills	2.479	4/18/2019	16,877,975	(c)
U.S. Treasury Bills	2.494	5/2/2019	11,901,990	(c)
U.S. Treasury Bills	2.546	6/13/2019	7,910,169	(c)
U.S. Treasury Bills	2.573	7/5/2019	14,808,994	(c)
U.S. Treasury Bond	3.125	5/15/2048	415,450
U.S. Treasury Notes	0.875	4/15/2019	6,371,420
U.S. Treasury Notes	2.551	4/30/2019	13,255,595	(d)
U.S. Treasury Notes	2.375	3/15/2021	38,144,485
U.S. Treasury Notes	2.375	4/15/2021	41,105,519
U.S. Treasury Notes	2.750	8/15/2021	75,454,370
U.S. Treasury Notes	1.875	8/31/2022	7,513,351
U.S. Treasury Notes	2.750	11/15/2023	2,667,271
U.S. Treasury Notes	2.875	11/30/2025	9,410,415	(f)
U.S. Treasury Notes	2.875	8/15/2028	20,871,221
Vendee Mortgage Trust	0.105	10/15/2026	9,595	(d),(e)

Total U.S. Treasury and U.S. Government Agency Debt Obligations			1,328,748,915

Commercial Mortgage-Backed, Corporate Notes and Asset-Backed Securities
Amazon.com Inc.	1.900	8/21/2020	2,955,780
American Express Co.	0.004	11/5/2021	5,048,750
Amgen Inc.	0.002	5/10/2019	4,978,550
Anheuser-Busch InBev Finance Inc.	2.650	2/1/2021	1,440,975
Anheuser-Busch InBev Finance Inc.	2.500	2/9/2022	4,929,100
Asian Development Bank	1.625	5/5/2020	2,961,960
AT&T Inc.	3.800	3/15/2022	3,012,690
AT&T Inc.	5.000	3/1/2021	3,102,210
Bank of America Corp.	2.650	4/1/2019	4,440,754
Bank of America Corp.	2.369	7/21/2021	4,915,100	(d)
BAT Capital Corp.	2.297	8/14/2020	2,929,380
Berkshire Hathaway Finance Corp.	1.700	3/15/2019	6,985,930
Broadcom Corp./Broadcom Cayman Finance Ltd.	2.200	1/15/2021	4,886,350
Campbell Soup Co.	3.300	3/15/2021	1,392,188
Chevron Corp.	1.961	3/3/2020	4,949,150
Cigna Corp.	3.200	9/17/2020	4,981,000	(a)
Cigna Corp.	3.400	9/17/2021	2,493,902	(a)
Cisco Systems Inc.	2.200	2/28/2021	2,960,460
Citibank NA	3.400	7/23/2021	5,006,700

See accompanying notes to schedule of assets on page 23.
- 20 -         (continued)

GE RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2018

Other Investments, continued
Description	Rate of Interest	Maturity	Fair Value*
Commercial Mortgage-Backed, Corporate Notes and Asset-Backed Securities
Citigroup Inc.	2.900%	12/8/2021	$6,874,420
Citigroup Inc.	3.875	10/25/2023	3,012,390
CNH Industrial Capital LLC	3.375	7/15/2019	1,994,600
Conagra Brands Inc.	3.800	10/22/2021	2,099,042
Conagra Brands Inc.	3.219	10/22/2020	1,491,310	(d)
Credit Suisse Group Funding Guernsey Ltd.	3.125	12/10/2020	2,973,240
CVS Health Corp.	3.350	3/9/2021	4,984,900
Dell International LLC/EMC Corp.	3.480	6/1/2019	4,988,100	(a)
Devon Energy Corp.	4.000	7/15/2021	2,004,380
Dominion Energy Inc.	2.579	7/1/2020	1,477,440
DowDuPont Inc.	3.766	11/15/2020	2,018,460
Duke Energy Corp.	3.550	9/15/2021	1,449,904
Eastman Chemical Co.	3.500	12/1/2021	2,511,900
EI du Pont de Nemours & Co.	3.071	5/1/2020	5,004,700	(d)
Emera US Finance LP	2.150	6/15/2019	4,968,200
Enable Midstream Partners LP	2.400	5/15/2019	1,601,048
Enterprise Products Operating LLC	2.800	2/15/2021	4,944,550
European Investment Bank	2.000	3/15/2021	4,937,100
Fortive Corp.	1.800	6/15/2019	456,779
General Dynamics Corp.	3.000	5/11/2021	3,003,030
General Mills Inc.	3.200	4/16/2021	2,088,324
General Motors Financial Company Inc.	3.200	7/13/2020	2,969,220
GlaxoSmithKline Capital PLC	3.125	5/14/2021	3,503,549
Honeywell International Inc.	1.400	10/30/2019	4,943,750
ING Bank N.V.	2.450	3/16/2020	9,899,000	(a)
Inter-American Development Bank	1.875	3/15/2021	2,462,825
International Bank for Reconstruction & Development	1.625	3/9/2021	3,920,360
JPMorgan Chase & Co.	1.850	3/22/2019	9,976,800
JPMorgan Chase Bank NA	3.086	4/26/2021	4,985,700	(d)
Keurig Dr Pepper Inc.	3.551	5/25/2021	4,993,200	(a)
Kinder Morgan Energy Partners LP	5.000	10/1/2021	1,619,286
Kreditanstalt fuer Wiederaufbau	1.625	5/29/2020	2,958,480
Kreditanstalt fuer Wiederaufbau	1.625	3/15/2021	2,938,440
Marathon Oil Corp.	2.700	6/1/2020	2,475,772
McKesson Corp.	3.650	11/30/2020	5,020,450
Molson Coors Brewing Co.	1.450	7/15/2019	1,978,360
Morgan Stanley	2.450	2/1/2019	4,997,100
Morgan Stanley	2.750	5/19/2022	11,150,325
MUFG Bank Ltd.	2.300	3/5/2020	4,947,600	(a)
Newell Brands Inc.	2.600	3/29/2019	937,404
Northrop Grumman Corp.	2.080	10/15/2020	4,905,800
Petroleos Mexicanos	5.500	1/21/2021	997,260
Rockwell Collins Inc.	1.950	7/15/2019	6,945,470
Shire Acquisitions Investments Ireland DAC	1.900	9/23/2019	986,070
Sumitomo Mitsui Banking Corp.	2.450	1/16/2020	4,958,800
Sumitomo Mitsui Trust Bank Ltd.	2.050	3/6/2019	9,982,200	(a)
Takeda Pharmaceutical Company Ltd.	3.800	11/26/2020	1,689,108	(a)
Teva Pharmaceutical Finance Netherlands III BV	1.700	7/19/2019	3,935,320
The Home Depot Inc.	3.250	3/1/2022	3,030,300
The Interpublic Group of Companies Inc.	3.500	10/1/2020	5,003,500
The Sherwin-Williams Co.	2.250	5/15/2020	2,460,825
The Southern Co.	1.850	7/1/2019	3,339,140
The Southern Co.	2.150	9/1/2019	2,870,421
UBS Group Funding Switzerland AG	2.950	9/24/2020	2,968,110	(a)
United Technologies Corp.	1.900	5/4/2020	2,218,135
United Technologies Corp.	1.950	11/1/2021	2,882,100
United Technologies Corp.	3.100	6/1/2022	2,926,080
UnitedHealth Group Inc.	2.125	3/15/2021	2,937,780
Volkswagen Group of America Finance LLC	3.875	11/13/2020	3,012,990	(a)
Wells Fargo Bank NA	2.600	1/15/2021	4,935,000

See accompanying notes to schedule of assets on page 23.
- 21 -         (continued)

GE RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2018

Other Investments, continued
Description	Rate of Interest	Maturity	Fair Value*
Commercial Mortgage-Backed, Corporate Notes and Asset-Backed Securities
Wells Fargo Bank NA	3.325%	7/23/2021	$4,990,050	(d)
American Express Credit Account Master Trust 2017-6	2.040	5/15/2023	9,457,176
American Express Credit Account Master Trust 2018-1	2.670	10/17/2022	19,926,553
Citibank Credit Card Issuance Trust	1.920	4/7/2022	10,359,746
Securitized Term Auto Receivables Trust 2018-1A	3.298	11/25/2022	4,002,348	(a)
Tesla Auto Lease Trust 2018-A	2.320	12/20/2019	3,069,085	(a)
Toyota Auto Receivables 2018-C Owner Trust	2.770	8/16/2021	6,987,105
Citigroup Commercial Mortgage Trust	0.920	9/10/2046	864,312	(d),(e)
Export Development Canada	1.625	1/17/2020	990,080
Government of Chile	3.875	8/5/2020	708,078
Government of Hungary	6.375	3/29/2021	528,505
Japan Bank for International Cooperation	2.125	11/16/2020	987,220

Total Commercial Mortgage-Backed, Corporate Notes and Asset-Backed Securities			361,787,034

Total Other Investments			2,307,240,077

Total Investments			22,896,201,862

Notes Receivable from Participants	Rate of Interest	Maturity	Fair Value*

Total Notes Receivable (56,607) from Participants	3.25 - 9.51%	1 month - 30 yrs.	341,133,349	(g)

Total Assets (Held at End of Year)			$23,237,335,211

See accompanying notes to schedule of assets on page 23.
- 22 -         (continued)

GE RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2018

Notes to Schedule of Assets:

(a)
Pursuant to Rule 144A of the Securities Act of 1933, as amended, these securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2018, these securities amounted to $57,026,643 or 9.61% of the net assets of the GE RSP Short-Term Interest Fund. These securities have been determined to be liquid using procedures established by the Fund's Board of Trustees.

(b)	Funds managed and administered by SSGA FM, an affiliate of SSC.
(c)	Coupon amount represents effective yield.
(d)	Variable or floating rate of security. The stated rate represents the rate at December 31, 2018.
(e)
Interest only security. These securities represent the right to receive the monthly interest payments on an underlying pool of mortgages. Payments of principal on the pool reduce the value of the "interest only" holding.

(f)	At December 31, 2018, a portion of this security was pledged to cover collateral requirements for futures.
(g)	Represents a party-in-interest to the Plan.

*	Cost omitted for participant directed investments

See accompanying Report of Independent Registered Public Accounting Firm.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GE Retirement Savings Plan

June 21, 2019	/s/ Thomas S. Timko
Date	Thomas S. Timko Vice President, Chief Accounting Officer and Controller General Electric Company

Exhibit Number	Description of the Exhibit

Exhibit 23	Consent of Independent Registered Public Accounting Firm